MAIL STOP 3561


								January 31, 2006



Mr. Ronald Valenta
Chief Executive Officer
General Finance Corporation
260 S. Los Robles, Suite 217
Pasadena, CA 91101


RE:	General Finance Corporation
	Amendment 1 to Registration Statement on Form S-1
	Filed January 4, 2006
      File No. 333-129830

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment three in our letter dated
December 15, 2005 that you have deleted the sentence and check box referring to Rule 434. However, the registration statement facing page still indicates that delivery of the prospectus is expected to be made in compliance with Rule 434. Therefore, we reissue prior comment three.

2. We note your response to comment five of our letter dated
December
15, 2005. We understand that existing shares will not be specifically eligible for the conversion feature or pro rata distribution, if it occurs. We are looking at this issue from an economic prospective and the average price existing shareholders pay for their "equity stake" in the company. Because existing stockholders received the initial shares at a minimal price, they would not be affected in the same proportion as public stockholders by exercising their conversion rights if they decided to do so with those shares for which such rights apply. As such, we are of the opinion that the prior comment regarding incentives and disincentives applies.

Prospectus Summary, page 1

3. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.
4. We note your supplemental response to prior comment 11 in our letter dated December 15, 2005 that the payment of any compensation to the officers will not be a criterion in selecting and voting on the business combination. Since any employment agreements would be negotiated at the same time as the business combination, it would appear that compensation arrangements for officers and/or directors may impact the negotiations relating to a business combination and may represent a conflict of interest. Also, please revise the disclosure on page 5 to indicate whether or not these insiders may be entitled to fees or compensation at the time of or after the business combination.
5. We reissue prior comment 12 in our letter dated December 15, 2005.
We continue to note the statement that you will pay the costs of liquidation and dissolution from the remaining assets outside of the trust account. We note your supplemental response that you will have the $250,000 received from the sale of common stock to existing shareholders and that you have access to up to $1.75 million from the revolving line of credit. The line of credit terminates upon liquidation. If the company decides to liquidate, please explain how the funds from the line of credit may be used to pay for liquidation.
We note that this does not appear to be one of the acceptable uses of the line of credit, as stated in section 4.1 of exhibit 10.4. We may have further comment.

Risk Factors, page 8
6. Clearly disclose in risk factor 14 any current affiliations with companies in the specialty finance industry by existing stockholders.
Also clearly disclose whether there are any affiliated companies not in this specific industry that may be considered as a target business. Add disclosure in the business section and management section. We may have further comment.
7. We reissue prior comment 19 in our letter dated December 15, 2005.
Throughout the prospectus, you state that the existing shareholders will place their shares in an escrow account and that these shares will not be released from escrow until "one year from completion of a business combination." Please explain why this is a material risk?
Also, clarify in this risk factor when these shares may be released from escrow and please explain how this "may make it more difficult to effect a business combination."

Use of Proceeds, page 17
8. We reissue prior comment 20 in our letter dated December 15, 2005.
Please clarify in footnote one, the amount of offering expenses that have already been paid. Also, consider adding disclosure to the footnote to state the estimated offering expenses. Clarify the source of the funds for expenses that have been paid to date. The table should be revised to clearly indicate the estimated offering expenses. Also, please revise the footnote to clearly indicate that interest will be paid on the repayment of funds from the line of credit used to cover offering expenses and state the interest rate.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 23
9. We note that the terms of the line of credit specify how the funds may be used. Please revise the discussion regarding the line of credit throughout the prospectus to clearly state the acceptable uses of the line of credit and that the funds may not be used for any other purpose.

Proposed Business, page 25
10. In your response to prior comment 30, you mentioned a website, or the possibility of a website. If there is currently a website, or if one develops, please disclose the URL address. If you do not currently have a website, clearly state.
11. Clarify whether any third parties or unaffiliated sources have contacted you regarding potential target companies.
12. We continue to note the references to effecting a business combination with a company that is financially unstable. If this is the expected focus of your business search, please revise disclosure throughout the prospectus.
13. Name those officers and directors that are likely to negotiate senior management or consulting agreements in connection with a business combination.

Management, page 34
14. Please disclose in the prospectus your response to comment 32 of our letter dated December 15, 2005 regarding officers` or directors` contractual or fiduciary obligations to present business opportunities to other entities.

Principal Stockholders, page 39
15. We continue to note the exclusion of the shares held by Mr. Perez from the amount held by all officers and directors as a group. It would appear that Mr. Perez is an officer of the company, since he is the Controller of the blank check company and is clearly included in the management section. Please revise the table accordingly.

Statement of Cash Flows, F-6
16. We read your response to comment 42 and noted the revised disclosure. It appears that the $34,000 of deferred offering costs reported as a non-cash transaction is still presented as an operating cash activity. Please refer to paragraph 32 of SFAS 95 and revise as necessary.

Exhibits
17. Exhibit 4.2 is marked as having been previously filed. This exhibit was not filed with the initial Form SB-2. Please file this exhibit.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or, Pam Howell, who supervised the review of your filing, at (202)
551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Alan B. Spatz, Esq. (by facsimile)
      	310-201-4746
??

??

??

??

Mr. Ronald Valenta
General Finance Corporation
January 31, 2006
Page 1